Exhibit 4.5

Extension of Amended and Restated Commtouch Software Ltd. 1999 Non-Employee Directors Stock Option Plan

At the annual meeting of shareholders of the Company held on December 15, 2008, shareholders approved the extension of the Company’s Amended and Restated 1999 Nonemployee Directors Stock Option Plan until July 13, 2019.